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SEC FILE NUMBER
8-51249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRANT WILLIAMS, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1650 MARKET STREET, 53RD FLOOR
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN T. GRANT	800-476-6226	sgrant@grantwilliams.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ROMEO & CHIAVERELLI, CPA'S LLC
(Name – if individual, state last, first, and middle name)

1 BALA AVENUE SUITE 234	BALA CYNWYD	PA	19104
(Address)	(City)	(State)	(Zip Code)

9/1/09	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN T. GRANT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRANT WILLIAMS, L.P., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
KIMBERLY GRAMLICH - Notary Public
Philadelphia County
My Commission Expires February 24, 2028
Commission Number 1296471

Signature: [signature]

Title: PRESIDENT

Kimberly Gramlich
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2024

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of:
Grant Williams, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Williams, LP. (the "Company"), as of December 31, 2024, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

March 7, 2025

Bala Cynwyd, PA 19004

GRANT WILLIAMS, L.P.
DECEMBER 31, 2024
CONTENTS

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash & Cash Equivalents	$ 16,606
Receivables	5,583
Other Assets	27,435
TOTAL ASSETS	$ 49,624

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses	$ 8,600
TOTAL LIABILITIES	8,600
Partners' Capital	41,024
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 49,624

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:	
Investment Banking	$ 399,621
Commissions	29
Mutual Fund Fees	2,497
Total revenue	402,147
Expenses:	
Compensation, benefits and payments to partners	$ 427,079
Other Expenses	31,519
Total expenses	458,598
Net (Loss)	$ (56,451)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net (Loss)	$ (56,451)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in operating assets:	
Receivables	(11,855)
Other Assets	(1,088)
Decrease in liabilities:	
Accounts payable, accrued expenses	(0)
Total adjustments	(12,943)
Net cash used by operating activities	(43,508)
Cash flows from investing activities:	
Net cash used for investing activities	(0)
Cash flows from financing activities:	
Capital Contributions	40,000
Net cash provided by financing activities	40,000
Net decrease in cash	(3,508)
Cash at beginning of year	20,114
Cash at end of year	$ 16,606

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2024

	Partners' Capital
Balance – Beginning of Year	$ 57,475
Capital Contributions	40,000
Capital Withdrawals	(0)
Net (Loss)	(56,451)
Balance – End of Year	$ 41,024

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2024

Subordinated Borrowings at January 1, 2024	$ 0
Proceeds from subordinated notes	0
Conversions to equity	0
Payments of subordinated notes	0
Subordinated Borrowings at December 31, 2024	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the “Company”), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing agency transactions, investment banking and management advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Revenue:

Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as earned from the Fund Company. The company generates most of its revenue by investment banking and management advisory fees. On an engagement basis.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years. The furniture and equipment is fully depreciated.

(f) Revenue Recognition

Although total revenues may not be materially impacted, management notes changes to the disclosures based or the additional requirements prescribed by ASC 606. These disclosures include information regarding the judgements used in evaluation when and how revenue is recognized and disclosures related to contract assets and liabilities.

The Company recognizes revenue in accordance with FASB Accounting Standard Codification 606, “Revenue from Contract with Customer” (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or service to a customer.

The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balance does not exceed the FDIC insurance limit.

Monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The company generally does not require collateral or other security from its investment banking customers. During the fiscal year ended December 31, 2024 the company recognized approximately 89% of its revenue from three customers.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2024, the Company had total net capital of $8,006 which was $3,006 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 107.42 to 1 at December 31, 2024. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 4 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2021 are no longer subject to examination by tax authorities.

NOTE 5 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, which is primarily comprised of: securities brokerage with funds & investment banking. The Company had identified its CEO, as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company. Additionally, the CODM uses excess net capital (see Note 3) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to partners. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of the significant accounting policies. 89% of the company's revenue is from three customers.

NOTE 6 – SUBSEQUENT EVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed on the financial statements. Such evaluation is performed through March 7, 2025. Based on the definition and requirements of the Subsequent Event Topics of FSAB accounting standards codification, management of Grant Williams, LP is not aware of any subsequent events that would require disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL

Total partners' capital qualified for net capital	$ 41,024
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	$ 41,024
Deductions and/or charges:	
Other assets	33,018
Net capital before haircuts on securities positions	8,006
Haircuts on securities positions:	0
Net Capital	$ 8,006

SCHEDULE II

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 8,600
Total aggregate indebtedness	$ 8,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 4,509
Excess net capital at 1200%	$ 3,607
Ratios: aggregate indebtedness to net capital	107.42 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2024.

SCHEDULE III

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

The Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Partners of:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which Grant Williams, LP identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams, LP. claimed an exemption from Footnote 74 of SEC Release 34-700073 and Grant Williams, LP. stated that Grant Williams, LP. met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams, LP.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams, LP.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 7, 2025

MANAGEMENT'S REPORT ON EXEMPTION

DECEMBER 31, 2024

Grant Williams, L.P. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024, without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to one or more of the following (1) investment banking; (2) investments in funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Signature: ______________________

Name – Title: Steven T. Grant – President

Date: March 7, 2025___________